UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

iMedia Brands, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

300487105

(CUSIP Number)

Aline V. Drucker

Invicta Media Investments, LLC

3069 Taft Street

Hollywood, FL 33021

(954) 921-2444

With a copy to:

Abby E. Brown, Esq.

Squire Patton Boggs (US) LLP

2550 M Street, Northwest

Washington, DC 20037

(202) 457-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 14, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 300487105		SCHEDULE 13D/A

1	Name of Reporting Persons Invicta Media Investments, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Florida

	7	Sole Voting Power - 0 -
Number of
Shares Beneficially	8	Shared Voting Power 1,091,070 (1)
Owned by
Each Reporting	9	Sole Dispositive Power - 0 -
Person With
	10	Shared Dispositive Power 1,091,070 (1)

11	Aggregate Amount Beneficially Owned by Each Person 1,091,070 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 10.855% (2)

14	Type of Reporting Person OO

(1)   Consists of: (i) 400,000 shares of Common Stock purchased pursuant to the May 2019 Purchase Agreement (as defined below); (ii) 244,798 shares of Common Stock purchased in the first tranche pursuant to the April 2020 Purchase Agreement (as defined below), which closed on April 17, 2020; (iii) 122,399 shares of Common Stock to be purchased in the second tranche pursuant to the April 2020 Purchase Agreement, which is set to close on May 23, 2020; (iv) 122,399 shares of Common Stock to be purchased in the third tranche pursuant to the April 2020 Purchase Agreement, which is set to close on June 13, 2020; and (v) 201,474 shares of Common Stock to be purchased in the fourth tranche pursuant to the April 2020 Purchase Agreement, which is set to close on July 11, 2020 (which assumes that the Blocker Limitation (as defined below) will be implicated and that 43,324 Blocker Warrants (as defined below) will be issued in lieu of shares of Common Stock).

This amount excludes: (i) 252,656 warrants issued pursuant to the May 2019 Purchase Agreement; (ii) 367,196 warrants issued or to be issued pursuant to the April 2020 Purchase Agreement; and (iii) the 43,324 Blocker Warrants to be issued in the fourth tranche as noted above.

(2)   The percent of class is based on 10,051,532 shares of Common Stock outstanding. See Item 5(a) below for additional information.

CUSIP No. 300487105		SCHEDULE 13D/A /

1	Name of Reporting Persons Invicta Watch Company of America, Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Florida

	7	Sole Voting Power - 0 -
Number of
Shares Beneficially	8	Shared Voting Power 1,091,070 (1)
Owned by
Each Reporting	9	Sole Dispositive Power - 0 -
Person With
	10	Shared Dispositive Power 1,091,070 (1)

11	Aggregate Amount Beneficially Owned by Each Person 1,091,070 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 10.855% (2)

14	Type of Reporting Person CO

(1)   Consists of: (i) 400,000 shares of Common Stock purchased pursuant to the May 2019 Purchase Agreement (as defined below); (ii) 244,798 shares of Common Stock purchased in the first tranche pursuant to the April 2020 Purchase Agreement (as defined below), which closed on April 17, 2020; (iii) 122,399 shares of Common Stock to be purchased in the second tranche pursuant to the April 2020 Purchase Agreement, which is set to close on May 23, 2020; (iv) 122,399 shares of Common Stock to be purchased in the third tranche pursuant to the April 2020 Purchase Agreement, which is set to close on June 13, 2020; and (v) 201,474 shares of Common Stock to be purchased in the fourth tranche pursuant to the April 2020 Purchase Agreement, which is set to close on July 11, 2020 (which assumes that the Blocker Limitation (as defined below) will be implicated and that 43,324 Blocker Warrants (as defined below) will be issued in lieu of shares of Common Stock).

This amount excludes: (i) 252,656 warrants issued pursuant to the May 2019 Purchase Agreement; (ii) 367,196 warrants issued or to be issued pursuant to the April 2020 Purchase Agreement; and (iii) the 43,324 Blocker Warrants to be issued in the fourth tranche as noted above.

(2)   The percent of class is based on 10,051,532 shares of Common Stock outstanding. See Item 5(a) below for additional information.

CUSIP No. 300487105		SCHEDULE 13D/A

1	Name of Reporting Persons Eyal Lalo

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

	7	Sole Voting Power 9,601 (1)
Number of
Shares Beneficially	8	Shared Voting Power 1,091,070 (2)
Owned by
Each Reporting	9	Sole Dispositive Power 9,601 (1)
Person With
	10	Shared Dispositive Power 1,091,070 (2)

11	Aggregate Amount Beneficially Owned by Each Person 1,100,671

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 10.942% (3)

14	Type of Reporting Person IN

(1)

Consists of 2,043 restricted stock units awarded on May 2, 2019 and 7,558 restricted stock units awarded on July 12, 2019 (with such amounts giving effect to the Issuer’s 10-for-1 reverse stock split on December 11, 2019). The grant of 2,043 restricted stock units awarded on May 2, 2019 fully vested on the date immediately preceding the date of the Issuer’s 2019 annual meeting, and the grant of 7,558 restricted stock units awarded on July 12, 2019 will fully vest on the date immediately preceding the date of the Issuer’s 2020 annual meeting.

(2)

Consists of: (i) 400,000 shares of Common Stock purchased pursuant to the May 2019 Purchase Agreement (as defined below); (ii) 244,798 shares of Common Stock purchased in the first tranche pursuant to the April 2020 Purchase Agreement (as defined below), which closed on April 17, 2020; (iii) 122,399 shares of Common Stock to be purchased in the second tranche pursuant to the April 2020 Purchase Agreement, which is set to close on May 23, 2020; (iv) 122,399 shares of Common Stock to be purchased in the third tranche pursuant to the April 2020 Purchase Agreement, which is set to close on June 13, 2020; and (v) 201,474 shares of Common Stock to be purchased in the fourth tranche pursuant to the April 2020 Purchase Agreement, which is set to close on July 11, 2020 (which assumes that the Blocker Limitation (as defined below) will be implicated and that 43,324 Blocker Warrants (as defined below) will be issued in lieu of shares of Common Stock).

This amount excludes: (i) 252,656 warrants issued pursuant to the May 2019 Purchase Agreement; (ii) 367,196 warrants issued or to be issued pursuant to the April 2020 Purchase Agreement; and (iii) the 43,324 Blocker Warrants to be issued in the fourth tranche as noted above.

(3)	The percent of class is based on 10,059,090 shares of Common Stock outstanding. See Item 5(a) below for additional information.

CUSIP No. 300487105		SCHEDULE 13D/A

1	Name of Reporting Persons Michael Friedman

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

	7	Sole Voting Power 9,601 (1)
Number of
Shares Beneficially	8	Shared Voting Power 901,444 (2)
Owned by
Each Reporting	9	Sole Dispositive Power 9,601 (1)
Person With
	10	Shared Dispositive Power 901,444 (2)

11	Aggregate Amount Beneficially Owned by Each Person 911,045

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 9.057% (3)

14	Type of Reporting Person IN

(1)

Consists of 2,043 restricted stock units awarded on May 2, 2019 and 7,558 restricted stock units awarded on July 12, 2019 (with such amounts giving effect to the Issuer’s 10-for-1 reverse stock split on December 11, 2019). The grant of 2,043 restricted stock units awarded on May 2, 2019 fully vested on the date immediately preceding the date of the Issuer’s 2019 annual meeting, and the grant of 7,558 restricted stock units awarded on July 12, 2019 will fully vest on the date immediately preceding the date of the Issuer’s 2020 annual meeting.

(2)

Consists of: (i) 70,000 shares owned by the Friedmans prior to entering into the May 2019 Purchase Agreement (as defined below); (ii) 180,000 shares of Common Stock purchased pursuant to the May 2019 Purchase Agreement (as defined below); (iii) 242,341 shares of Common Stock purchased in the first tranche pursuant to the April 2020 Purchase Agreement, which closed on April 17, 2020; (iv) 121,170 shares of Common Stock to be purchased in the second tranche pursuant to the April 2020 Purchase Agreement, which is set to close on May 23, 2020; (v) 121,170 shares of Common Stock to be purchased in the third tranche pursuant to the April 2020 Purchase Agreement, which is set to close on June 13, 2020; and (vi) 166,763 shares of Common Stock to be purchased in the fourth tranche pursuant to the April 2020 Purchase Agreement, which is set to close on July 11, 2020 (which assumes that the Blocker Limitation (as defined below) will be implicated and that 75,578 Blocker Warrants (as defined below) will be issued in lieu of shares of Common Stock).

This amount excludes: (i) 84,218 warrants issued pursuant to the May 2019 Purchase Agreement; (ii) 367,196 warrants issued or to be issued pursuant to the April 2020 Purchase Agreement; and (iii) the 75,578 Blocker Warrants to be issued in the fourth tranche as noted above.

(3)	The percent of class is based on 10,059,090 shares of Common Stock outstanding. See Item 5(a) below for additional information.

CUSIP No. 300487105		SCHEDULE 13D/A

1	Name of Reporting Persons Leah Friedman

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

	7	Sole Voting Power - 0 -
Number of
Shares Beneficially	8	Shared Voting Power 901,444 (1)
Owned by
Each Reporting	9	Sole Dispositive Power - 0 -
Person With
	10	Shared Dispositive Power 901,444 (1)

11	Aggregate Amount Beneficially Owned by Each Person 901,444 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 8.968% (2)

14	Type of Reporting Person IN

(1)   Consists of: (i) 70,000 shares owned by the Friedmans prior to entering into the May 2019 Purchase Agreement (as defined below); (ii) 180,000 shares of Common Stock purchased pursuant to the May 2019 Purchase Agreement (as defined below); (iii) 242,341 shares of Common Stock purchased in the first tranche pursuant to the April 2020 Purchase Agreement, which closed on April 17, 2020; (iv) 121,170 shares of Common Stock to be purchased in the second tranche pursuant to the April 2020 Purchase Agreement, which is set to close on May 23, 2020; (v) 121,170 shares of Common Stock to be purchased in the third tranche pursuant to the April 2020 Purchase Agreement, which is set to close on June 13, 2020; and (vi) 166,763 shares of Common Stock to be purchased in the fourth tranche pursuant to the April 2020 Purchase Agreement, which is set to close on July 11, 2020 (which assumes that the Blocker Limitation (as defined below) will be implicated and that 75,578 Blocker Warrants (as defined below) will be issued in lieu of shares of Common Stock).

This amount excludes: (i) 84,218 warrants issued pursuant to the May 2019 Purchase Agreement; (ii) 367,196 warrants issued or to be issued pursuant to the April 2020 Purchase Agreement; and (iii) the 75,578 Blocker Warrants to be issued in the fourth tranche as noted above.

(2)   The percent of class is based on 10,051,532 shares of Common Stock outstanding. See Item 5(a) below for additional information.

CUSIP No. 300487105	SCHEDULE 13D/A

Statement on Schedule 13D/A

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 10, 2019 (the “Initial Schedule 13D”), as relates to the common stock, par value $0.01 per share (the “Common Stock”), of iMedia Brands, Inc., a Minnesota corporation (the “Issuer”). This Amendment No. 1 amends Items 1 through 7 as set forth below to give effect to (1) the additional investment made by the Purchasing Group Members (as defined below) pursuant to the April 2020 Purchase Agreement (as defined below) and (2) Retailing Enterprises, LLC, ZWI Group, LLC and Timothy A. Peterman (collectively, the “Prior Group Members”) no longer being a part of the “group” within the meaning of Section 13(d)(3) of the Exchange Act as disclosed in the Initial Schedule 13D.

Item 1. – Security and Issuer

(a)         The class of equity securities to which this statement relates is the Common Stock of the Issuer.

(b)         The Issuer’s principal executive offices are located at 6740 Shady Oak Road, Eden Prairie, Minnesota 55344.

Item 2.      Identity and Background

(a)         This Schedule 13D/A is filed on behalf of each of the following (each, a “Reporting Person” and together, the “Reporting Persons”):

(i)     (A) Invicta Media Investments, LLC, a Florida limited liability company (“Invicta Media”), (B) Invicta Watch Company of America, Inc., a Florida corporation and the sole member of Invicta Media (“Invicta Watch”), and (C) Eyal Lalo, the controlling shareholder of Invicta Watch and the sole Manager of Invicta Media (“Mr. Lalo”); and

(ii)    Michael Friedman (“Mr. Friedman”) and Leah Friedman (together, the “Friedmans”).

Invicta Media, the Friedmans, and the Prior Group Members were parties to that certain Common Stock and Warrant Purchase Agreement, dated May 2, 2019, with the Issuer, which is attached as Exhibit 99.1 to this Amendment (the “May 2019 Purchase Agreement”). Subsequently, Invicta Media and the Friedmans (each, a “Purchasing Group Member” and together, the “Purchasing Group Members”) along with Hacienda Jackson LLC entered into a certain Common Stock and Warrant Purchase Agreement, dated April 14, 2020, with the Issuer, which is attached hereto as Exhibit 99.2 (the “April 2020 Purchase Agreement”), to purchase shares of Common Stock and warrants in four tranches, without contingency.

The Purchasing Group Members and the other Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act. The agreement among the Reporting Persons, as well as the Prior Group Members, with respect to the joint filing of this Schedule 13D/A and any amendments thereto (the “Joint Filing Agreement”) is filed herewith as Exhibit 99.2.  Neither the fact of this filing nor anything contained herein shall be deemed an admission by any of the Reporting Persons that they constitute a “group.”

The Prior Group Members did not participate in the investment pursuant to the April 2020 Purchase Agreement and are no longer considered a part of the “group” within the meaning of Section 13(d)(3) of the Exchange Act and therefore have been removed in this Amendment. There is no effort by the Purchasing Group Members and the Prior Group Members to act together for the purpose of acquiring, holding, voting or disposing of the Issuer’s Common Stock. Hacienda Jackson LLC was also a party to the April 2020 Purchase Agreement, and Milestone Venture Partners LLC was also a party to the May 2019 Purchase Agreement.  Neither purchasers are deemed to be members of the “group” filing this Amendment.

CUSIP No. 300487105	SCHEDULE 13D/A	/

(b)   The principal business address of Invicta Media, Invicta Watch and Mr. Lalo is 3069 Taft Street, Hollywood, FL 33021.

The Friedmans reside at 1134 E. 23rd Street, Brooklyn, NY 11210.

(c)   The principal business of Invicta Media is to invest in interactive video and digital commerce companies that offer merchandise directly to consumers via television, online and mobile devices. The principal business of Invicta Watch is the design and manufacture of Invicta watches and watch accessories. Mr. Lalo’s principal occupation is Chief Executive Officer of Invicta Watch.

The Friedmans are the owners of Sterling Time, LLC, which is the exclusive distributor of Invicta watches and Invicta watch accessories for television home shopping.

(d)   None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   Each of the individuals named in this Item 2 is a citizen of the United States.

Item 3. – Source and Amount of Funds or Other Consideration

Pursuant to the April 2020 Purchase Agreement and May 2019 Purchase Agreement, each of the Purchasing Group Members purchased the shares of Common Stock and the warrants set opposite their name under the “Purchased Pursuant to the May 2019 Purchase Agreement” and “Purchased Pursuant to the April 2020 Purchase Agreement” columns of the Direct Ownership table included in Item 5(a) below.  The aggregate purchase price paid, or to be paid, for such securities (with the securities under the April 2020 Purchase Agreement to be purchased in four tranches, without contingency) and the source of such funds were, and will be, as follows:

Purchasing Group Member	Aggregate Purchase Price (pursuant to May 2019 Purchase Agreement)	Aggregate Purchase Price (pursuant to April 2020 Purchase Agreement)	Source of Funds
Invicta Media Investments, LLC	$3,000,000	$1,500,000	Working capital
Michael and Leah Friedman	1,350,000	1,500,000	Personal funds
Total	$4,350,000	$3,000,000

Also, as set forth in the Direct Ownership table included under Item 5(a) below, Mr. Friedman previously owned shares of Common Stock before the May 2019 Purchase. The source of funds for Mr. Friedman’s purchase of such shares, which was made at least one year prior to the date hereof, was the personal funds of Mr. Friedman.  In addition, as set forth in the Direct Ownership table included under Item 5(a) below, Mr. Lalo and Mr. Friedman were each awarded restricted shares of Common Stock in connection with their appointment to the board of directors of the Issuer.

Item 4. – Purpose of Transaction

Each Purchasing Group Member acquired shares of Common Stock of the Issuer for investment purposes because each believes the purchase of such shares represents an attractive investment opportunity.  In addition, pursuant to the May 2019 Purchase Agreement, Mr. Lalo and Mr. Friedman were each appointed to the Issuer’s board of directors.

CUSIP No. 300487105	SCHEDULE 13D/A

Other than as described above, none of the Reporting Persons has any current plans or proposals that would result in:

a.    the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

b.    an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

c.    a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

d.    any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

e.    any material change in the present capitalization or dividend policy of the Issuer;

f.    any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

g.    changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

h.    causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i.    a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

j.    any action similar to any of those enumerated above.

CUSIP No. 300487105	SCHEDULE 13D/A

Item 5.      Interest in Securities of the Issuer

(a)   The information contained on the cover page(s) of this Schedule 13D/A for the beneficial ownership of the Reporting Persons is incorporated herein by reference.

Direct Ownership

The aggregate number of the Common Stock and warrants directly owned by the Reporting Persons (with no consideration to any restrictions as a result of the Blocker Limitation (as defined below)) are as follows:

	Purchased under the April 2020 Purchase Agreement		Purchased under the May 2019 Purchase Agreement		Restricted Stock	Common Shares	Total Shares
Reporting Person	Common Shares(1), (2)	Warrants(1), (3)	Common Shares	Warrants(4)	Units Granted(5)	Owned Prior to May 2019 Purchase Agreement	Beneficially Owned
Invicta Media Investments, LLC	734,394	367,196	400,000	252,656	—	—	1,754,246
Michael and Leah Friedman, jointly	727,022	367,196	180,000	84,218	—	70,000	1,428,436
Eyal Lalo	—	—	—	—	9,601	—	9,601
Michael Friedman	—	—	—	—	9,601	—	9,601
	1,461,416	734,394	580,000	336,874	19,202	70,000	3,201,884

(1)

Pursuant to the April 2020 Purchase Agreement, the Purchasing Group Members have agreed to purchase an aggregate of 1,461,416 shares of Common Stock and 734,394 warrants (“Coverage Warrants”) with Invicta Media and the Freidmans purchasing 734,394 and 727,022 shares of Common Stock, respectively, and each purchasing Coverage Warrants exercisable for 367,196 shares of Common Stock, as indicated in the above table. Such shares of common stock and warrants will be purchased in four tranches, without contingency: 244,798 shares of Common Stock for Invicta Media and 242,341 shares of Common Stock for the Freidmans and 122,399 warrants for each on each of April 17, 2020 and July 11, 2020 and 122,399 shares of Common Stock for Invicta Media and 121,170 shares of Common Stock for the Freidmans and 61,199 warrants for each on each of May 23, 2020 and June 13, 2020.

(2)

Pursuant to the terms of the April 2020 Purchase Agreement, the Purchasing Group Members may not acquire such shares of Common Stock in any tranche if those shares of Common Stock would make the Purchasing Group Members’ aggregate ownership greater than 19.999% (the “Blocker Limitation”). If such number of shares of Common Stock would exceed the Blocker Limitation, the Purchasing Group Members will be issued warrants with an exercise price of $0.001 per share, a ten-year term and will be exercisable upon issuance (the “Blocker Warrants”). No Blocker Warrants were issued in the first tranche, which closed on April 17, 2020. Such evaluation will be conducted at each subsequent tranche closing.

(3)

The Coverage Warrants issued and to be issued pursuant to the April 2020 Purchase Agreement have or will have an exercise price of $2.66 per share, a five-year term and are exercisable on the six month and one day anniversary of the issuance of such Coverage Warrant.

(4)	The warrants issued under the May 2019 Purchase Agreement have an exercise price of $15.00 per share, a five-year term and are currently exercisable.

(5)

Both Mr. Lalo and Mr. Friedman were granted 2,043 restricted stock units on May 2, 2019 and 7,558 restricted stock units on July 12, 2019 (with such amounts giving effect to the Issuer’s 10-for-1 reverse stock split on December 11, 2019). The grant of 2,043 restricted stock units on May 2, 2019 fully vested on the date immediately preceding the date of the Issuer’s 2019 annual meeting, and the grant of 7,558 restricted stock units on July 12, 2019 will fully vest on the date immediately preceding the date of the Issuer’s 2020 annual meeting.

Each Purchasing Group Member disclaims beneficial ownership of the Common Stock held by each other Purchasing Group Member.

CUSIP No. 300487105	SCHEDULE 13D/A

Percentage of Class Beneficially Owned

The aggregate number and percentage of the Common Stock beneficially owned by each Reporting Person are as follows:

Reporting Person(1)	Sole Voting and Dispositive Power		Shared Voting and Dispositive Power	Total Shares Beneficially Owned	Percentage of Class Beneficially Owned(2)

Invicta Media Investments, LLC	—		1,091,070(3)	1,091,070	10.855%
Invicta Watch Company of America, Inc.	—		1,091,070	1,091,070	10.855%
Eyal Lalo	9,601(4)		1,091,070	1,100,671	10.942%

Michael Friedman	9,601(5)	(4	901,444(6)	911,045	9.057%
Leah Friedman	—		901,444	901,444	8.968%

Total Represented by this Schedule 13D/A				2,011,716	19.99%

(1)

Due to the Blocker Limitation and as noted below, this table excludes certain warrants held by the Reporting Persons. Further, the numbers cited below as to be acquired in subsequent tranche closings of the April 2020 Purchase Agreement assumes that no warrants held by the Reporting Persons are exercised or shares of Common Stock of the Issuer are otherwise obtained by the Reporting Persons and that the Issuer’s shares of Common Stock remains the same through the final tranche closing. Any variance in the above assumptions could result in the numbers presented in the table and related footnotes being different.

(2)

The percentage of the Common Stock beneficially owned is based on 10,051,532 shares of Common Stock outstanding (and in the case of Mr. Lalo and Mr. Friedman, 10,059,090 shares of Common Stock outstanding for the reason noted below), which reflects the sum of (i) 8,219,422 shares of Common Stock issued and outstanding as of April 14, 2020, as provided by the Issuer in connection with signing the April 2020 Purchase Agreement; (ii) 1,832,110 shares of Common Stock issued and sold pursuant to the April 2020 Purchase Agreement as further described in the footnotes below; and (iii) in the case of Mr. Lalo and Mr. Friedman, 7,558 restricted stock units to vest on the day preceding the Issuer’s 2020 annual meeting.

(3)

Consists of: (i) 400,000 shares of Common Stock purchased pursuant to the May 2019 Purchase Agreement; (ii) 244,798 shares of Common Stock purchased in the first tranche pursuant to the April 2020 Purchase Agreement, which closed on April17, 2020; (iii) 122,399 shares of Common Stock to be purchased in the second tranche pursuant to the April 2020 Purchase Agreement, which is set to close on May 23, 2020; (iv) 122,399 shares of Common Stock to be purchased in the third tranche pursuant to the April 2020 Purchase Agreement, which is set to close on June 13, 2020; and (v) 201,474 shares of Common Stock to be purchased in the fourth tranche pursuant to the April 2020 Purchase Agreement, which is set to close on July 11, 2020 (which assumes that the Blocker Limitation will be implicated and that 43,324 Blocker Warrants will be issued in lieu of shares of Common Stock).

This amount excludes: (i) 252,656 warrants issued pursuant to the May 2019 Purchase Agreement; (ii) 367,196 warrants issued or to be issued pursuant to the April 2020 Purchase Agreement; and (iii) the 43,324 Blocker Warrants to be issued in the fourth tranche as noted above.

(4)

Consists of 2,043 restricted stock units awarded on May 2, 2019 and 7,558 restricted stock units awarded on July 12, 2019 (with such amounts giving effect to the Issuer’s 10-for-1 reverse stock split on December 11, 2019). The grant of 2,043 restricted stock units on May 2, 2019 fully vested on the date immediately preceding the date of the Issuer’s 2019 annual meeting, and the grant of 7,558 restricted stock units on July 12, 2019 will fully vest on the date immediately preceding the date of the Issuer’s 2020 annual meeting.

(5)

Consists of 2,043 restricted stock units on May 2, 2019 and 7,558 restricted stock units on July 12, 2019 (with such amounts giving effect to the Issuer’s 10-for-1 reverse stock split on December 11, 2019). The grant of 2,043 restricted stock units on May 2, 2019 fully vested on the date immediately preceding the date of the Issuer’s 2019 annual meeting, and the grant of 7,558 restricted stock units on July 12, 2019 will fully vest on the date immediately preceding the date of the Issuer’s 2020 annual meeting.

(6)

Consists of: (i) 70,000 shares owned by the Friedmans prior to entering into the May 2019 Purchase Agreement; (ii) 180,000 shares of Common Stock purchased pursuant to the May 2019 Purchase Agreement; (iii) 242,341 shares of Common Stock purchased in the first tranche pursuant to the April 2020 Purchase Agreement, which closed on April 17, 2020; (iv) 121,170 shares of Common Stock to be purchased in the second tranche pursuant to the April 2020 Purchase Agreement, which is set to close on May 23, 2020; (v) 121,170 shares of Common Stock to be purchased in the third tranche pursuant to the April 2020 Purchase Agreement, which is set to close on June 13, 2020; and (vi) 166,763 shares of Common Stock to be purchased in the fourth tranche pursuant to the April 2020 Purchase Agreement, which is set to close on July 11, 2020 (which assumes that the Blocker Limitation will be implicated and that 75,578 Blocker Warrants will be issued in lieu of shares of Common Stock).

This amount excludes: (i) 84,218 warrants issued pursuant to the May 2019 Purchase Agreement; (ii) 367,196 warrants issued or to be issued pursuant to the April 2020 Purchase Agreement; and (iii) the 75,578 Blocker Warrants to be issued in the fourth tranche as noted above.

CUSIP No. 300487105	SCHEDULE 13D/A

(b)   The information contained on the cover page(s) of this Schedule 13D/A for the beneficial ownership of the Reporting Persons is incorporated herein by reference.

Invicta Watch, as the sole member of Invicta Media, and Mr. Lalo, as the controlling shareholder of Invicta Watch and the sole Manager of Invicta Media, may each be deemed to share the power to vote or direct the voting of and the power to dispose or direct the disposition of the securities of the Issuer that are beneficially owned by Invicta Media.  Invicta Watch and Mr. Lalo each disclaim beneficial ownership of the securities held by Invicta Media except to the extent of their respective pecuniary interests therein.

As joint owners of 901,444 shares of Common Stock, the Friedmans are deemed to share the power to vote or direct the voting of and share the power to dispose or direct the disposition of such shares.

(c)   Not Applicable.

(d)   No person, other than the applicable Reporting Person, is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by such Reporting Person.

(e)   Not applicable.

Item 6. – Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth under Items 2, 3, 4 and 5 of this Schedule 13D/A is incorporated herein by reference.

Purchase Agreements

As stated above, the Purchasing Group Members are each a party to the May 2019 Purchase Agreement and the April 2020 Purchase Agreement.  Pursuant to the terms of the April 2020 Purchase Agreement, the Purchasing Group Members may not sell, transfer, assign, donate, pledge or otherwise dispose of the securities purchased under such agreements until May 2, 2022.  In addition, until May 2, 2022, the Purchasing Group Members are also required to vote all shares of Common Stock owned by them in favor of all directors nominated by the Issuer’s board of directors for election and in accordance with all recommendations of the Issuer’s board of directors on any other proposals.

The summary of the May 2019 Purchase Agreement and the April 2020 Purchase Agreement described in this Item 6 does not purport to be complete and is qualified in its entirety by reference to such agreements, which are attached as Exhibits 99.1 and 99.2 to this Amendment and are incorporated herein by this reference.

Joint Filing Agreement

The Reporting Persons, as well as the Prior Group Members, are parties to an agreement with respect to the joint filing of this Schedule 13D/A and any amendments thereto. A copy of such agreement is attached as Exhibit 99.2 to this Amendment and is incorporated herein by this reference.

Item 7.      Material to be Filed as Exhibits

Exhibit 99.1	Common Stock and Warrant Purchase Agreement, dated May 2, 2019, by and among the Issuer, the Purchasing Group Members and the other party named therein (filed herewith).

Exhibit 99.2	Common Stock and Warrant Purchase Agreement, dated April 14, 2020, by and among the Issuer, the Purchasing Group Members and the other party named therein (filed herewith).

Exhibit 99.3	Joint Filing Agreement (incorporated herein by reference to Exhibit 99.2 of the Initial Schedule 13D filed with the Securities and Exchange Commission on May 10, 2019 (File No. 005-41757)).

CUSIP No. 300487105	SCHEDULE 13D/A

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 24, 2020

Invicta Media Investments, LLC

By:	/s/ Eyal Lalo
Name:	Eyal Lalo
Title:	Manager

Invicta Watch Company of America, Inc.

By:	/s/ Eyal Lalo
Name:	Eyal Lalo
Title:	Chief Executive Officer

Eyal Lalo

/s/ Eyal Lalo

Michael Friedman

/s/ Michael Friedman

Leah Friedman

/s/ Leah Friedman